SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                                SCHEDULE 13D
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 4)*

                         AMERICA SERVICE GROUP INC.
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                              (Name of Issuer)

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                   Common Stock, par value $.01 per share
                       (Title of Class of Securities)

                                02364 L 109
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                               (CUSIP Number)

                       DAVID A. FREEMAN
                       c/o FERRER FREEMAN & COMPANY, LLC
                       THE MILL
                       10 GLENVILLE STREET
                       GREENWICH, CT  06831
                       (203) 532-8011

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               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communication)

                              November 7, 2002
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          (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  02364 L 109          13D                   PAGE 2 OF 7 PAGES

1.  NAME OF REPORTING PERSONS/
    S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Ferrer Freeman & Company, LLC
        TIN:  06-1433502

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                  (See Instructions)     (b)  [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS (See Instructions)

        OO

5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        Connecticut

  NUMBER OF      7. SOLE VOTING POWER

   SHARES               1,133,277

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH             1,133,277

                10. SHARED DISPOSITIVE POWER



11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,133,277

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                 [ ]
    EXCLUDES CERTAIN SHARES (See Instructions)


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        20.2%

14. TYPE OF REPORTING PERSON (See Instructions)

        OO

CUSIP NO.  02364 L 109          13D                   PAGE 3 OF 7 PAGES

1.  NAME OF REPORTING PERSONS/
    S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        FFC Partners I, L.P.
        TIN:  06-1458417

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                  (See Instructions)     (b)  [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS (See Instructions)

        OO

5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

  NUMBER OF      7. SOLE VOTING POWER

   SHARES               1,088,312

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH             1,088,312

                10. SHARED DISPOSITIVE POWER



11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,088,312

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                 [ ]
    EXCLUDES CERTAIN SHARES (See Instructions)


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        19.4%

14. TYPE OF REPORTING PERSON (See Instructions)

        PN

CUSIP NO.  02364 L 109          13D                   PAGE 4 OF 7 PAGES

1.  NAME OF REPORTING PERSONS/
    S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        FFC Executive Partners I, L.P.
        TIN:  06-1477466

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                  (See Instructions)     (b)  [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS (See Instructions)

        OO

5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

  NUMBER OF      7. SOLE VOTING POWER

   SHARES               44,965

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH             44,965

                10. SHARED DISPOSITIVE POWER



11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        44,965

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                 [ ]
    EXCLUDES CERTAIN SHARES (See Instructions)


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        .8%

14. TYPE OF REPORTING PERSON (See Instructions)

        PN

                                 SCHEDULE 13D

     This Amendment No. 4 to Schedule 13D amends and supplements the Statement on Schedule 13D relating to the common stock, $.01 par value per share ("Common Stock") of America Service Group Inc., a Delaware corporation (the "Issuer") filed on February 5, 1999 as amended through June 7, 2002, on behalf of Ferrer Freeman & Company, LLC ("FFC"), FFC Partners I, L.P. ("Partners I") and FFC Executive Partners I, L.P. ("Executive Partners I").

ITEM 1.   SECURITY AND ISSUER.

     Unchanged.

ITEM 2.   IDENTITY AND BACKGROUND.

     Unchanged.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Unchanged.

ITEM 4.   PURPOSE OF TRANSACTION.

     Item 4 is amended by adding the following;

     On November 7, 2002, the Limited Partnerships distributed a total of 100,000 shares of Common Stock (the "Distribution") to their limited partners pro rata in accordance with the respective partnership interests of the limited partners. Partners I distributed 96,032 shares of Common Stock of which FFC received 960 shares of Common Stock and Executive Partners I distributed 3,968 shares of Common Stock of which FFC received 40 shares of Common Stock. FFC distributed the 1,000 shares of Common Stock to its Members. David A. Freeman, a Member of FFC and Director of the Issuer, received 225 shares of Common Stock in the Distribution. The Limited Partnerships reserve the right to make additional in-kind distributions to their limited partners in the future.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is amended in its entirety as follows;

     The percentages set forth in this Item 5 are based on 5,552,744 shares of Common Stock outstanding as of July 31, 2002, as reported in the Form 10-Q filed by the Issuer on August 14, 2002.

     (a) and (b)    (1) FFC is deemed to be the beneficial owner of 1,133,277
shares of Common Stock by virtue of (i) the 1,088,312 shares of Common
Stock beneficially owned by Partners I, and (ii) the 44,965 shares of Common Stock beneficially owned by Executive Partners I. Assuming the exercise of the Warrants, the 1,133,277 shares of Common Stock beneficially owned by FFC represents approximately 20.2% of the outstanding Common Stock (computed in accordance with Rule 13d-3(d) under the Act). FFC has (a) the sole power to vote or direct the vote and (b) the sole power to dispose or direct the disposition of all 1,133,277 shares of Common Stock.

                    (2) Partners I is deemed to be the beneficial owner of 1,088,312 shares of Common Stock by virtue of (i) its ownership of 1,023,492 shares of Common Stock and (ii) its right to acquire beneficial ownership of 64,820 shares of Common Stock within 60 days through the exercise of the Warrants. Assuming the exercise of the Warrants, the 1,088,312 shares of Common Stock beneficially owned by Partners I represents approximately 19.4% of the outstanding Common Stock (computed in accordance with Rule 13d-3(d) under the Act). Partners I has (a) the sole power to vote or direct the vote and (b) the sole power to dispose or direct the disposition of all 1,088,312 shares of Common Stock.

                    (3) Executive Partners I is deemed to be the beneficial owner of 44,965 shares of Common Stock by virtue of (i) its ownership of 42,285 shares of Common Stock and (ii) its right to acquire beneficial ownership of 2,680 shares of Common Stock within 60 days through the exercise of the Warrants. Assuming the exercise of the Warrants, the 44,965 shares of Common Stock beneficially owned by Executive Partners I represents approximately .8% of the outstanding Common Stock (computed in accordance with Rule 13d-3(d) under the Act). Executive Partners I has (a) the sole power to vote or direct the vote and (b) the sole power to dispose or direct the disposition of all 44,965 shares of Common Stock.

                    (4) Pursuant to the Distribution described in Item 4 above, David A. Freeman, a Member of FFC and a Director of the Issuer, is deemed to be the beneficial owner of 225 shares of Common Stock. Mr. Freeman has (a) the sole power to vote or direct the vote and (b) the sole power to dispose or direct the disposition of all 225 shares of Common Stock.

          (c) On July 29, 2002, the Limited Partnerships exercised 67,500 Warrants. Pursuant to a net exercise, Partners I received 64,769 shares of Common Stock and Executive Partners I received 2,677 shares of Common Stock. Pursuant to the Distribution described in Item 4 above, on November 7, 2002, the Limited Partnerships distributed a total of 100,000 shares. FFC acquired 1000 shares of Common Stock in the Distribution, which it distributed to its Members. Additionally, on November 12, 2002, the Limited Partnerships sold 25,000 shares of Common Stock in a private sale for gross proceeds of $13.25 per share of Common Stock. Partners I sold 24,008 shares of Common Stock and Executive Partners I sold 992 shares of Common Stock.

          (d) To the best of knowledge of FFC and the Limited Partnerships, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock and the Warrants.

          (e) Inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Unchanged.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Unchanged.

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: November 14, 2002

                                   FERRER FREEMAN & COMPANY, LLC



                                   By:    /s/ David A. Freeman
                                      ----------------------------------
                                      Name:   David A. Freeman
                                      Title:  Member


                                   FFC PARTNERS I, L.P.

                                   By:  FERRER FREEMAN & COMPANY, LLC,
                                        its General Partner



                                   By:     /s/ David A. Freeman
                                      ----------------------------------
                                       Name:    David A. Freeman
                                       Title:   Member


                                   FFC EXECUTIVE PARTNERS I, L.P.

                                   By:  FERRER FREEMAN & COMPANY, LLC,
                                        its General Partner



                                   By:     /s/ David A. Freeman
                                      ----------------------------------
                                       Name:    David A. Freeman
                                       Title:   Member

                                                                Schedule II
                                                                -----------
                           Joint Filing Agreement
                           ----------------------

     In accordance with Rule 13d-1(k) of Regulation 13D of the Securities Exchange Act of 1934, as amended, the persons or entities below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Stock of America Service Group Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof the undersigned, being duly authorized, hereby execute this Agreement as of the 14th day of November, 2002.

                                   FERRER FREEMAN & COMPANY, LLC



                                   By:    /s/ David A. Freeman
                                      ----------------------------------
                                      Name:   David A. Freeman
                                      Title:  Member


                                   FFC PARTNERS I, L.P.

                                   By:  FERRER FREEMAN & COMPANY, LLC,
                                        its General Partner



                                   By:     /s/ David A. Freeman
                                      ----------------------------------
                                       Name:    David A. Freeman
                                       Title:   Member


                                   FFC EXECUTIVE PARTNERS I, L.P.

                                   By:  FERRER FREEMAN & COMPANY, LLC,
                                        its General Partner



                                   By:     /s/ David A. Freeman
                                      ----------------------------------
                                       Name:    David A. Freeman
                                       Title:   Member